Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/04/2013	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT


13035773

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.


JULIE ANN MCGOFF
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Date: November 4, 2013 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: LJ Fall (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 4th day of November (Month), 2013 (Year) by Julie Ann McGoff (Notary Public)

My Commission expires 10/31/2019 County of Suffolk State of Massachusetts

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



BOX℠ OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 6
to
FORM 1 APPLICATION
and
EXHIBITS

COPY

The Form 1 application is hereby amended as set forth in this Amendment No. 6. The Form 1 application is not being modified in any respect other than to the extent set forth below.



BOX℠ OPTIONS EXCHANGE

Amendment to:

Exhibit C – Affiliates and Contractual Agreements
Related to the Electronic Trading System

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business and functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.



BOX℠
OPTIONS EXCHANGE

The Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Market LLC

9. Officers of BOX Market LLC:
    - Tony McCormick, CEO
    - Lisa Fall, EVP, Chief Legal Officer & Secretary
    - Vito Gendusa, SVP, Finance
    - Patrick Zielinski - SVP, Market Operations


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit J

Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

Name.
Title.
Dates of commencement and termination of term of office or position.
Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

1. Officers of the Exchange:

Name:	**Title:**	**Date of Commencement:**
Tony McCormick	Chief Executive Officer	April 28, 2011
Lisa Fall	President and Secretary	April 28, 2011
Ken Meaden	Chief Regulatory Officer	April 28, 2011
Bruce Goodhue	Vice President, Regulation	July 24, 2013